THE CUTLER TRUST

FILED VIA EDGAR

August 27, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Cutler Trust File Nos. 333-182894

Ladies and Gentlemen:

The Cutler Trust (“Registrant”) and Ultimus Fund Distributors, LLC, the Trust's principal underwriter, respectfully request that the effective date of Post-Effective Amendment No. 1 to Registrant’s registration statement on Form N-14 with respect to the Cutler Income Fund, which was filed on August 16, 2012 under the Securities Act of 1933, be accelerated to August 28, 2012 or as soon as reasonably possible thereafter.  Registrant and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act of 1933.

            Please direct any questions or comments regarding this filing to the undersigned at 513/587-3418.

Very truly yours,

THE CUTLER TRUST	ULTIMUS FUND DISTRIBUTORS, LLC

By: /s/ Erich M. Patten	By: /s/ Robert G. Dorsey
Erich M. Patten, President	Robert G. Dorsey, President